FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Multi-Year Dedicated Center Contract for Brunei Shell Petroleum

Paris, France – February 21, 2017

CGG announced today that it has been awarded a contract by Brunei Shell Petroleum to operate a dedicated processing center (DPC) at its Seria office in Brunei Darussalam. The contract will run for a period of six years, from 1 January 2017 to 31 December 2022.

Under the terms of the contract, CGG will deliver the full scope of processing services for 2D, 3D and 4D seismic data acquired onshore and offshore Brunei, ranging from field data processing to advanced pre-stack depth imaging, using advanced processing and subsurface imaging technology.

In addition, CGG will add value to Local Business Development by committing to recruit and develop local geoscience-related personnel and execute business opportunities locally.

Jean-Georges Malcor, CEO, CGG, said: “For many decades, CGG has been a leading provider of DPCs to E&P companies around the world, including Shell. During this time, our reputation as an excellent service and technology partner has been strongly established and we are very pleased that this has led to our selection for this major DPC award in the APAC region. We look forward to our in-house processing expertise bringing Brunei Shell Petroleum significant benefits in terms of faster project turnaround time and informed E&P decision-making to achieve their business objectives.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 21st, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO